CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

Capital Protected Notes due 2014	$25,000,000	$767.50

May 2007	Pricing Supplement No. 293
Registration Statement No. 333-131266
Dated May 23, 2007
Filed pursuant to Rule 424(b)(2)

Capital Protected Notes based on the S&P 500 Index due September 1, 2014
F I N A L T E R M S
Issuer:		Morgan Stanley
Maturity date:		September 1, 2014
Underlying index:		S&P 500® Index
Principal protection:		100% of the stated principal amount
Participation rate:		127.9%
Aggregate principal amount:		$25,000,000
Payment at maturity:		$1,000 plus the supplemental redemption amount, which may be zero
Supplemental redemption amount:		The product of $1,000 times the participation rate times the index percent change; provided that the supplemental redemption amount will not be less than zero.
Index percent change:		(final average index value – initial index value) / initial index value
Initial index value:		1,530.33
Final average index value:		The arithmetic average of the index closing values on the determination dates
Index closing value:		The closing value of the underlying index as displayed on the price source
Price source:		Bloomberg page “SPX”
Determination dates:		The 1st of each calendar month, from and including September 1, 2013 to and including August 1, 2014 and August 28, 2014
Stated principal amount:		$1,000
Original issue price:		$1,000
Pricing date:		May 23, 2007
Original issue date:		May 29, 2007 (3 trading days after the pricing date)
CUSIP:		61747YBT1
Listing:		None
Agent:		Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to public	Agent’s commissions(1)	Proceeds to company
	Per note	$1,000.00	$1.00	$999.00
	Total	$25,000,000	$25,000	$24,975,000

(1) For additional information, see “Plan of Distribution” in the prospectus supplement for capital protected notes.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 6.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Amendment No. 1 to Prospectus Supplement for Capital Protected Notes dated December 21, 2006
Prospectus dated January 25, 2006

Capital Protected Notes based on the
S&P 500® Index due September 1, 2014

Fact Sheet

The notes are senior unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the prospectus supplement for capital protected notes and the prospectus, as supplemented or modified by this pricing supplement. At maturity, we will pay per note the stated principal amount of $1,000 plus a supplemental redemption amount, if any, based on the increase, if any, in the value of the underlying index. The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term note program.

Expected Key Dates
Pricing Date:	Issue Date (Settlement Date):	Maturity Date:
May 23, 2007	May 29, 2007 (3 trading days after the pricing date)	September 1, 2014, subject to postponement due to a market disruption event

Key Terms
Issuer:	Morgan Stanley
Underlying index:	S&P 500® Index
Underlying index publisher:	Standard and Poor’s
Aggregate principal amount:	$25,000,000
Original issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Denominations:	$1,000 per note and integral multiples thereof
Principal protection level:	100%
Bull notes or bear notes:	Bull notes
Payment at maturity:	$1,000 plus the supplemental redemption amount, which may be zero
Supplemental redemption amount:	The product of $1,000 times the participation rate times the index percent change; provided that the supplemental redemption amount will not be less than zero.
Index percent change:	(final average index value – initial index value) / initial index value
Initial index value:	1,530.33
Final average index value:	The arithmetic average of the index closing values on the determination dates
Index closing value:	The closing value of the underlying index as displayed on the price source
Price source:	Bloomberg page “SPX”
Determination dates:	The 1st of each calendar month, from and including September 1, 2013 to and including August 1, 2014 and August 28, 2014
Participation rate:	127.9%
Interest:	None
Call right:	The notes are not callable prior to the maturity date
Postponement of maturity date:	If the final determination date is postponed so that it falls less than two scheduled trading days prior to the scheduled maturity date, the maturity date will be the second scheduled trading day following the final determination date, as postponed.
Risk factors:	Please see “Risk Factors” on page 6

May 2007	Page 2

Capital Protected Notes based on the
S&P 500® Index due September 1, 2014

General Information
Listing:	None
CUSIP:	61747YBT1
Tax Consideration:

The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, regardless of whether any stated interest is payable on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. The comparable yield has been determined to be an annual rate of 5.6117% compounded semi-annually.

Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) consists of a projected amount equal to $1,494.3533 due at maturity. You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes. Based on the comparable yield set forth above, the following table states the amount of OID that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), without taking into account any adjustments to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes:

		TOTAL OID DEEMED
		TO HAVE ACCRUED
	OID DEEMED TO	FROM ORIGINAL
	ACCRUE DURING	ISSUE DATE (PER
	ACCRUAL PERIOD	NOTE) AS OF END OF
ACCRUAL PERIOD	(PER NOTE)	ACCRUAL PERIOD

Original Issue Date through June 30, 2007	$4.8323	$4.8323
July 1, 2007 through December 31, 2007	$28.1941	$33.0264
January 1, 2008 through June 30, 2008	$28.9852	$62.0116
July 1, 2008 through December 31, 2008	$29.7985	$91.8101
January 1, 2009 through June 30, 2009	$30.6346	$122.4447
July 1, 2009 through December 31, 2009	$31.4941	$153.9388
January 1, 2010 through June 30, 2010	$32.3778	$186.3166
July 1, 2010 through December 31, 2010	$33.2863	$219.6029
January 1, 2011 through June 30, 2011	$34.2202	$253.8231
July 1, 2011 through December 31, 2011	$35.1804	$289.0035
January 1, 2012 through June 30, 2012	$36.1675	$325.1710
July 1, 2012 through December 31, 2012	$37.1823	$362.3533
January 1, 2013 through June 30, 2013	$38.2256	$400.5789
July 1, 2013 through December 31, 2013	$39.2981	$439.8770
January 1, 2014 through June 30, 2014	$40.4008	$480.2778
July 1, 2014 through September 1, 2014	$14.0755	$494.3533

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.
If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Income Taxation — Non-U.S. Holders.”
You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.
Trustee:	The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)
Calculation Agent:	Morgan Stanley & Co. Incorporated

May 2007	Page 3

Capital Protected Notes based on the
S&P 500® Index due September 1, 2014

Use of proceeds and hedging:	The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.
For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for capital protected notes.
ERISA:	See “ERISA” in the prospectus supplement for capital protected notes.
Contact:	You may contact our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone: 212 761 4000)

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the accompanying prospectus supplement for capital protected notes and prospectus for this offering.

May 2007	Page 4

Capital Protected Notes based on the
S&P 500® Index due September 1, 2014

Payment at Maturity

The supplemental redemption amount based on the underlying index. The supplemental redemption amount will be equal to the product of $1,000 times the participation rate times the percentage, if any, by which the final average index value exceeds the initial index value. If the final average index value is greater than the initial index value, the supplemental redemption amount will be calculated as follows:

where,

participation rate	=	127.9%

initial index value	=	1,530.33

final average index value	=	the arithmetic average of the index closing values on the determination dates

index closing value	=	the closing value of the underlying index as displayed on the price source

determination dates:	=	The 1st of each calendar month, from and including September 1, 2013 to and including August 1, 2014 and August 28, 2014

If the final average index value is less than or equal to the initial index value, the supplemental redemption amount will be zero.

May 2007	Page 5

Capital Protected Notes based on the
S&P 500® Index due September 1, 2014

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-15 of the prospectus supplement for capital protected notes. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

Structure Specific Risk Factors

■	The notes may not pay more than the stated principal amount at maturity. If the final average index value is less than or equal to the initial index value, you will receive only the stated principal amount of $1,000 for each note you hold at maturity.

■	The notes do not pay interest. Because the supplemental redemption amount due at maturity may equal zero or the underlying index may not increase in value by more than the yield which would be paid on an ordinary debt security, the return on your investment in the notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security.

■	Market price of the notes will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: the value of the underlying index at any time and, in particular, on the determination dates, the volatility of the underlying index, interest and yield rates in the market, geopolitical conditions and economic, financial, political and regulatory or judicial events, the time remaining to the maturity of the notes, the dividend rate on the stocks underlying the underlying index and our creditworthiness.

■	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.

■	Because there are 13 determination dates spread over 13 months, positive performances of the underlying index at one time may be offset by lesser performances at other times. The final average index value is an average of the performance of the underlying index as measured over 13 determination dates spread over 13 months. Therefore, in calculating the final average index value at maturity, positive performances in some months may be moderated, or wholly offset, by lesser performances in other months.

■	Investing in the notes is not equivalent to investing in the underlying index. Investing in the notes is not equivalent to investing in the underlying index or its component stocks.

■	Adjustments to the underlying index could adversely affect the value of the notes. The publisher of the underlying index can add, delete or substitute the stocks underlying the underlying index, and can make other methodological changes that could change the value of the underlying index. The publisher of the underlying index may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates. Any of these actions could adversely affect the value of the notes.

May 2007	Page 6

Capital Protected Notes based on the
S&P 500® Index due September 1, 2014

■	You have no shareholder rights. As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the underlying index.

Other Risk Factors

■	Secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide significant liquidity. Accordingly, you should be willing to hold your notes to maturity.

■	Potential adverse economic interest of the calculation agent. The economic interests of MS & Co., as the calculation agent and of MS & Co. and other affiliates of ours that will carry out hedging activities related to the notes or that trade in the component stocks of the underlying index or other instruments related to the underlying index are potentially adverse to your interests as an investor in the notes. The hedging or trading activities of our affiliates on or prior to the pricing date and on the determination dates could adversely affect the index closing value and, as a result, could decrease the amount you may receive on the notes at maturity. Any of these hedging or trading activities on or prior to the pricing date could have potentially affected the initial index value and, as a result, could have increased the value at which the underlying index must close on the determination dates before you receive a payment at maturity that exceeds the stated principal amount on the notes. Additionally, such hedging or trading activities during the term of the notes could potentially affect the value of the underlying index on the determination dates and, accordingly, the amount of cash you will receive at maturity.

May 2007	Page 7

Capital Protected Notes based on the
S&P 500® Index due September 1, 2014

Information about the Underlying Index

The S&P 500 Index. The S&P 500 Index is intended to be a benchmark for U.S. equity market performance. The calculation of the value of the S&P 500 Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The S&P 500 Index is described under the heading “Underlying Indices and Underlying Index Publishers Information—S&P 500 Index” in the prospectus supplement for capital protected notes.

License Agreement between S&P and Morgan Stanley. “Standard &Poor’s®,” “S&P®”, “S&P 500®” and “S&P 500® Index” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley. See “Underlying Indices and Underlying Index Publishers Information—S&P 500 Index—License Agreement between S&P and Morgan Stanley” in the prospectus supplement for capital protected notes.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the period from January 1, 2002 through May 23, 2007. The closing value of the underlying index on May 23, 2007 was 1,522.28. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the index closing values should not be taken as an indication of future performance, and no assurance can be given as to the level of the index closing values on the determination dates. The payment of dividends on the stocks that comprise the underlying index is not reflected in its level and, therefore, have no effect on the calculation of the payment at maturity.

S&P 500 Index	High	Low	Period End
January 1, 2002 to May 23, 2007
2002
First Quarter	1,172.51	1,080.17	1,147.39
Second Quarter	1,146.54	973.53	989.82
Third Quarter	989.03	797.70	815.28
Fourth Quarter	938.87	776.76	879.82
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter (through May 23, 2007)	1,525.10	1,424.55	1,522.28

May 2007	Page 8

Capital Protected Notes based on the
S&P 500® Index due September 1, 2014

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by an amendment no. 1 to prospectus supplement for Capital Protected Notes) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for Capital Protected Notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for Capital Protected Notes if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 1 to Prospectus Supplement for Capital Protected Notes dated December 21, 2006

Prospectus dated January 25, 2006

Terms used in this pricing supplement are defined in the prospectus supplement for Capital Protected Notes or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

May 2007	Page 9